UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2011

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG to be incorporated by reference into the Registration Statements on Form F-3 (file nos. 333-158199 and 333-174243).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse to integrate Clariden Leu
Zurich, November 15, 2011 Credit Suisse announced today that it plans to fully integrate Clariden Leu into its organization. It expects to achieve further growth and annually recurring cost savings of around CHF 200 million as a result of this measure. This is part of the previously announced target to increase Private Banking's contribution to the Group's pre-tax income by CHF 800 million by 2014. Hans-Ulrich Meister, Chief Executive Officer Private Banking of Credit Suisse, has been appointed Chairman of the Board of Directors of Clariden Leu. Hanspeter Kurzmeyer has been named as its new CEO. The legal and operational integration is expected to be completed by the end of 2012. The resulting job cuts are part of the 3% headcount reduction at Credit Suisse Group over two years that was announced on November 1, 2011.

Private Banking is crucial to the success of Credit Suisse
Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, stated: "Private Banking is crucial to the success of Credit Suisse. In view of the fundamental changes in the industry, we are currently determining which areas to prioritize for growth and investment, and we are focused on further increasing the profitability and efficiency of our Private Banking business. As part of this process, we have analyzed Clariden Leu's contribution and development potential. Based on our analysis, we are convinced that combining Clariden Leu with Credit Suisse represents the best long-term option to create value for clients, shareholders and employees."

Combining of strengths to grow, increase profitability and create new opportunities for clients
Over the last few years, Clariden Leu has positioned itself as a profitable internationally active private bank with proven investment expertise. Credit Suisse expects that the integration of Clariden Leu will enable it to further strengthen its leadership position in global private banking. It will also create new opportunities to better seize growth opportunities, to enhance earnings potential and to expand its business in key international markets. The anticipated annually recurring cost savings of around CHF 200 million are part of the previously announced measures to increase Private Banking's contribution to the Group's pre-tax income by CHF 800 million by 2014. By combining both banks' expertise and business volumes, it will be possible to build on their achievements to date. The service received by Clariden Leu clients will, as far as possible, remain unchanged during and after the integration. In addition, they will be able to benefit from Credit Suisse's extensive expertise as a globally active bank and will gain access to its integrated offering.

Hanspeter Kurzmeyer appointed new CEO of Clariden Leu
Olivier Jaquet has decided to step down as CEO of Clariden Leu Group. Hanspeter Kurzmeyer has been named the new CEO and Head of the integration project, which is expected to be completed by the end of 2012.

Media Release
November 15, 2011 Page 2/3

A seasoned banker and manager, Hanspeter Kurzmeyer has held various important positions at Credit Suisse for over 30 years and was, until recently, Head of Private Clients Switzerland. Hans-Ulrich Meister, who succeeds Peter Eckert as the Chairman of Clariden Leu, stated: "I wish to thank Peter Eckert and Olivier Jaquet for their commitment and for all they have accomplished at Clariden Leu. I also wish to thank Hanspeter Kurzmeyer for taking on this challenging project. He possesses the wealth of experience needed to lead the integration of Clariden Leu into Credit Suisse and to ensure that the process is conducted in a fair and transparent way, particularly for the employees concerned."

Integration to be completed by end of 2012
It will take several months to complete the legal integration in accordance with the applicable regulatory and legal requirements. The operational integration of all of Clariden Leu's business activities into Credit Suisse should be completed by the end of 2012. A package of measures has been drawn up in consultation with employee representatives for the individuals affected by this measure at both banks.

Media conference today at 11.00 a.m. (CET):

▪	Speaker Hans-Ulrich Meister, CEO of Private Banking at Credit Suisse

▪	Location Forum St. Peter, St. Peterstrasse 19, 8001 Zurich

▪
Internet
Live webcast:
Presentation in German
http://gaia.world-television.com/cs/ip/go/?ticket=61-65-10389&target=de

Presentation in English
http://gaia.world-television.com/cs/ip/go/?ticket=61-65-10389

Video playback available approximately three hours after the event.

▪
Telephone
Switzerland: +41 44 580 40 01
Europe: +44 1452 565 510
Asia: +85 8009 625 63

Please dial in 10-15 minutes before the start of the presentation; ask for 'Credit Suisse Group', password: 'Media'.

Telephone replay available approximately one hour after the event on:
Switzerland: +41 43 580 34 56
Europe: +44 1452 550 000
US: +1 866 247 4222

Conference ID English: 26897367#
Conference ID German: 26898299#

Media Release
November 15, 2011 Page 3/3

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 50,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2011 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2010 under IX – Additional information – Risk Factors.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable m sures under GAAP can be found in the Credit Suisse Financial Release 3Q11.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
General Counsel
Credit Suisse Group AG and Credit Suisse AG

/s/ Gavin Sullivan
Co-Head Corporate Communications
Credit Suisse Group AG and Credit Suisse AG

/s/ Andrés Luther
Co-Head Corporate Communications
Date: November 15, 2011		Credit Suisse Group AG and Credit Suisse AG